

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03016563

DC
No Act
P.E. 12-30-02

March 3, 2003

Edward P. Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

RE: Avon Products, Inc.
Incoming letter dated December 30, 2002

Dear Mr. Smith:

This is in response to your letters dated December 30, 2002, January 2, 2003 and February 5, 2003 concerning the shareholder proposal submitted to Avon by Domini Social Investments and Breast Cancer Action. We also have received letters on behalf of the proponents dated January 16, 2003 and February 18, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Adam Kanzer
General Counsel
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Barbara A. Brenner
Executive Director
Breast Cancer Action
55 New Montgomery Street
Suite 323
San Francisco, CA 94105

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Rule 14a-8(i)(3)
Rule 14a-8(j)
Rule 14a-9

December 30, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, we hereby give notice on behalf of Avon Products, Inc. (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted jointly by Domini Social Investments ("Domini") and Breast Cancer Action ("BCA") (together, the "Proponents"). The Proposal was submitted by fax on November 22, 2002 under cover of letters from each of Domini and BCA. Six copies of this letter and the Proposal are enclosed pursuant to Rule 14a-8(j). In addition, a copy of the Domini letter containing the Proposal is attached hereto as Exhibit A and a copy of the BCA letter containing the Proposal is attached hereto as Exhibit B.

We request on behalf of the Company the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rule 14a- 8(i)(3).

I. The Proposal

The Proposal resolves that "[t]he shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products."

II. Grounds for Exclusion-Rule 14a-8(i)(3)

The Proposal is materially misleading in violation of Rule 14a-9, and thus may be omitted under Rule 14a-8(i)(3). It was noted in Staff Legal Bulletin No. 14 that when a proposal will require detailed and extensive editing in order to bring it into compliance with proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal as

CHADBOURNE
& PARKE LLP

materially false or misleading. As discussed below, removing the false and misleading statements from the Proposal would require such detailed editing that the Proposal may be excluded in its entirety. In the alternative, if the Staff is unable to concur that the entire Proposal may be excluded, the Company respectfully requests that the Staff recommend exclusion or revision of the statements discussed below.

(1) The second paragraph of the recitals begins with the bold, totally unsupported claims that parabens "have been identified as estrogenic with preliminary evidence indicating that they can disrupt normal hormone functions." No evidence is offered to support these claims, which are misleadingly presented as fact. The recitals do not cite to a source. A shareholder could not evaluate or respond to this claim about parabens. Because of the obvious misleading effects of unsupported assertions, the Staff has been very consistent in requiring accurate citations to sources of claims. *See* DT Industries, Inc. (August 10, 2001) (required "citation to a specific study and publication date"); Electronic Data Systems (March 24, 2000) (required "date and source" for asserted numeric claim). Not only is there no citation, but no indication is given as to the authoritativeness or scientific weight given to the sources of these assertions. The remainder of the paragraph is equally misleading. Even assuming that the second sentence is true, without proof that the first sentence is accurate the second sentence is wholly irrelevant and therefore materially misleading. *See* Boise-Cascade Corporation, (January 23, 2001) (a paragraph discussing a shareholder vote on declassifying the board must be deleted as materially misleading even if true because it was irrelevant in the context of a proposal to require different people to be CEO and Chairman of the Board.) The third sentence, like the first, presents wholly undocumented assertions as fact. The sentence twice says "has been shown" without citation, and thus is completely and materially misleading as discussed above. This third sentence is also materially misleading as it asserts that estrogen and external estrogens have certain undesirable effects without stating whether or not parabens, as allegedly a particular type of estrogenic substance, cause such effects.





The entire third paragraph is wholly irrelevant to the proposal. The word "parabens" does not appear in the paragraph even once; instead it speaks of "estradiol" and "some synthetic chemicals." The Proponents do not link the harms discussed in the paragraph to parabens.

(4) The recital refers vaguely to "some synthetic chemicals" (not parabens and not even estrogenic substances) that mimic estradiol being "associated with" (noticeably, not "causing") adverse effects in "wildlife" (not humans or even laboratory animals in controlled conditions). Similarly, these "synthetic chemicals" are apparently found in "the environment". Even accepting for a moment the truth of this assertion, it does not appear to have anything to do with the Company's products. The second sentence of this third recital is inflammatory as it suggests that the Company's products cause cancer although the Proponents do not link parabens to estradiol by fact or logic, instead preferring to form that link through innuendo and vague suggestions. The last sentence of this third recital is

similarly vague and disconnected from parabens, the purported subject of the Proposal. The sentence is not even linked to the immediately preceding two sentences on estradiol. In this recital generally, the Proponents have strung together a series of unsupported vague allegations about various substances (never mentioning parabens), which are couched in terms of scientific knowledge presumably designed to mislead the Company's shareholders into thinking that these assertions are established facts that are well-accepted by the scientific community. These assertions may be devoid of any legitimate scientific support, however, as none is cited in the Proposal. Because the paragraph contains alarming information that the Proponents have failed to link to parabens, it is materially misleading. The Staff has required much less inflammatory language to be struck as materially misleading. *See* Raytheon Company (February 26, 2001) (striking "The poison pill is an anti-takeover device, which can injure shareholders by reducing management accountability and adversely affecting shareholder value.").

The third recital is further deficient in that it continues the pattern of insufficient documentation for its assertions. For example, it refers to "a report by the National Research Council" without providing sufficient detail to allow a shareholder (or the Company) to identify the report. Both the report's title and its date of publication are missing, as well as any specific citation to the specific claim being asserted. Similarly, the cite to a National Toxicology Program report is incomplete. See Northrup Grumman Systems Corp. (March 22, 2002) (reference to "Business Week" is insufficient; required to cite edition); Lockheed Martin (February 5, 2001) (reference to "Wall Street Journal" insufficient; required to cite edition).

Finally, the second paragraph of the supporting statement is materially misleading. That section asserts that "chemicals that may pose higher-than-average risk to human health" are "in our products". As discussed above, the Proponents have provided no justification for such a claim. In addition, the sentence does not mention parabens which is the subject of the Proposal. Moreover, the entire paragraph is opinion presented as fact. *See* General Motors Corp. (March 27, 2001); Burlington Northern Santa Fe Corp. (February 14, 2000).

5

III. Future Compliance with Rule 14a-8(d)

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by the Company if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

IV. Conclusion

Because the Proposal is replete with unsupported assertions and irrelevant information we believe that the entire Proposal is false and misleading under Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3). We respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials under Rule 14a-8(i)(3). We are notifying the Proponents of the Company's intention to omit the Proposal from its Proxy Materials by transmitting a copy of this letter to Domini and BCA.

Please contact the undersigned at (212) 408-5371 if you have any questions or comments. Thank you for your attention to this request.

Very truly yours,

Edward P. Smith

Edward P. Smith

Enclosures

cc: Adam Kanzer
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915 (w/encls.)

Barbara A. Brenner
Breast Cancer Action
55 New Montgomery Street, Suite 323
San Francisco, CA 94105 (w/encls.)

EXHIBIT A

PROPONENT'S LETTER AND PROPOSAL


Domini
SOCIAL INVESTMENTS

The Way You Invest Matters℠

FAX MESSAGE

To: Gilbert Klemann II
Company: Avon Products, Inc.
Fax: 212-282-6225.
Phone: 212-282-5000
Re: Shareholder Proposal

From: Adam Kanzer
Date: Nov. 22, 2002
Pages: 3 (Including Cover)
Cc:

Comments:

536 Broadway, 7th Floor, New York, NY 10012-3915, Tel: 212-217-1100, Fax: 212-217-1026

Domini

SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

November 22, 2002

Mr. Gilbert Klemann II
Sr. Vice President, General Counsel and Corporate Secretary
Avon Products
1345 Avenue of the Americas
New York, NY 10105

Dear Mr. Klemann:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund. Our funds' portfolio holds more than 60,000 shares of common stock in Avon Products, Inc.

We are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Our proposal asks our company to produce a report to shareholders evaluating the feasibility of removing parabens from Avon products. We have held more than $2,000 worth of Avon stock for the past year and it is our intention to maintain ownership of the requisite amount of shares through the date of the annual meeting. Proof of ownership by our custodian is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required. We are filing this resolution along with other concerned investors. Please consider Domini Social Investments as the primary filer of this resolution.

We strongly believe that this proposal is in the best interests of our company, its shareholders and all of its stakeholders, and encourage Avon to consider a dialogue with us on this issue. You may reach me directly at akanzer@domini.com, or by phone at (212) 217-1027.

I look forward to hearing from you.

Sincerely,

Adam Kanzer
General Counsel

Encl.

cc:
Andrea Jung, CEO, Avon Products, Inc.
Shelley Alpern, Assistant Vice President, Trillium Asset Management
Tim Smith, Senior Vice President, Walden Asset Management
Barbara A. Brenner, Executive Director, Breast Cancer Action

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



Phaseout Parabens in Avon Products

WHEREAS:

According to Avon Products' website, 82 products, including Auto Focus Light Adjusting Foundation, Beyond Color Illuminating Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, Perfect Wear Total Coverage Concealer, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are preservatives that have been identified as estrogenic with preliminary evidence indicating that they can disrupt normal hormone functions. Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen. Estrogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer.

According to a report by the National Research Council, some synthetic chemicals in the environment that mimic the actions of the female sex hormone estradiol are associated with adverse reproductive and developmental effects in wildlife. Estradiol, which is a form of estrogen, has been identified in the 9th Report on Carcinogens published by the National Toxicology Program as "reasonably anticipated to be a human carcinogen, based on sufficient evidence of carcinogenicity in experimental animals." Since breast cancer in humans is known to be hormonally-mediated, endocrine disrupting chemicals that mimic the behavior of estrogen have the potential to affect breast cancer development.

BE IT RESOLVED

The shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health." Our company has done more in the breast cancer fight than any other company.

Chemicals that may pose higher-than-average risk to human health, and particularly those that increase the risk of breast cancer, undermine our company's good efforts to support women's health, especially in the breast cancer arena. They do not belong in our products.

EXHIBIT B

PROPONENT'S LETTER AND PROPOSAL

Breast Cancer Action
55 New Montgomery Street, Suite 323
San Francisco, CA 94105
Phone: 415-243-9301
Fax: 415-243-3996

FAX COVER SHEET

TO: Gilbert Klemann II

FAX NUMBER: 212-282-6225

FROM: Barbara Brenner

DATE: 11/22/02

NUMBER OF PAGES: 3
(including cover)

Please call 415-243-9301 if any problems with this fax.

COMMENTS:

See attached.



Via F csimile: 212-282-6225

Nove nber 22, 2002

Mr. G lbert Klemann II
Sr. Vi e President, General Counsel and Corporate Secretary
Avon Products
1345 Avenue of the Americas
New 'ork, NY 10105

Dear Mr. Klemann:

As th beneficial owner, as defined under Rule 13(d)-3 of the General Ru es and Regu ations of the Securities Act of 1934, of 1 share of Avon Products co nmon stock Breast Cancer Action is submitting for inclusion in the next proxy state nent, in accordance with Rule 14a-8 of these General Rules, the en losed shar holder proposal. This resolution is identical to one being submitted y DOMI I SOCIAL INVESTMENT, which will serve as our primary contact in this natter. The roposal asks our Company to produce a report to shareholders eva uating the f asibility of removing parabens from Avon Products.

In ac ordance with Rule 14a-8, Breast Cancer Action has held this share for more than one year and will continue to hold the requisite number of sha es throu gh the date of the next stockholders' annual meeting. Proof of owne ship will b provided upon request. One of the filing shareholders or our appo nted repr sentative will be present at the annual meeting to introduce the pro osal.

Plea e send copies of all correspondence pertaining to this resolution to: Adam Kan er, General Counsel, Domini Social Investments, 536 Broadway, 7t Floor, New York, NY 10012.

We elieve that this proposal is in the best interest of Avon Products an its shar holders.

Sinc erely,

Bar ara A. Brenner
Exe utive Director

cc: dam Kanzer

55 New Montgomery, Suite 323 San Francisco, California 9410
Tel: 415. 43.9301 Fax: 415.243.3996 Toll free: 1.877.2STOPBC Website: w w.bcaction.org

Phaseout Parabens in Avon Products

WHEREAS:

According to Avo Products' website, 82 products, including Auto Focus Light Adjusting Fo ndation, Beyond Color Illuminatin Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, 'erfect Wear Total Coverage Concea r, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are pres rvatives that have been identified as estrogenic with preliminary evidence i dicating that they can disrupt norma hormone functions. Estrogenic substances are chemicals foreign to the bo y that mimic the function of the na urally occurring hormone, estrogen. Estrogen has been shown to control th growth of breast cells, and exposu : to external estrogens has been shown to increase the risk of breast cancer.

According to a re ort by the National Research Council, some synthetic chemicals in the env onment that mimic the actions of the female sex hormone estradiol are associated with adverse reproducti e and developmental ef :cts in wildlife. Estradiol, which is a form of estrogen, has been identified : the 9th Report on Carcinogens publ shed by the National Toxicology Program as "reasonably anticipated to be . human carcinogen, based on sufficient evidence of carcinogenicity in experimental animals." Since l east cancer in humans is known to be hormonally-mediated, endocrine disrupting chemicals that mimic the ehavior of estrogen have the otential to affect breast cancer development.

BE IT RESOLVE D

The shareholders equest that the Board of Directors prepare a report (at reasonable cost and mitting proprietary inforr ation), available to shareholders by October 2003 evaluating the feasibility of removing, or substituting with afer alternatives, all parabens used in Avon products.

SUPPORTING S TATEMENT

Our company des erves high praise for its commitment to women's health. Avon has raised a proximately $190 million for wome 's health programs in 30 countries through a variety of fundraising progra s. Avon states on its web site, "No other company has committed as much money to the cause of women's hea h." Our company has done more in the breast cancer fight than any other company.

Chemicals that m ay pose higher-than-average risk to human health, and particularly those th t increase the risk of breast cancer, undermine our company's good efforts to support women's health, especial y in the breast cancer arena. Th y do not belong in our products.

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

January 2, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments

Dear Ladies and Gentlemen:

Reference is made to our letter, dated December 30, 2002, requesting the concurrence of the staff of the Division of Corporation Finance that it will not recommend enforcement action if the Company omits a proposal of Domini Social Investments ("Domini") and Breast Cancer Action from its proxy materials for its 2003 Annual Meeting of Shareholders. The proposal requests that the Company prepare a report for shareholders evaluating the feasibility of removing parabens from the Company's products. The Company intends to omit the proposal under Rules 14a-8(i)(3) and 14a-9 as the proposal is materially misleading.

Attached is an additional letter recently received by the Company from Domini and other stockholders that have submitted proxy proposals for the Company's 2003 Annual Meeting of Shareholders. The letter sets forth ". . . the broader concerns that have led [the proponents] to file these resolutions . . ." and is a continuation of their ". . . repeated efforts . . ." to persuade the Company with respect to the allocation of the Company's charitable contributions relating to breast cancer cure and prevention.

Please supplement the file relating to our no-action request with this letter.

Very truly yours,

Edward P. Smith

Edward P. Smith

cc: Adam Kanzer
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915 (w/encls.)

Barbara A. Brenner
Breast Cancer Action
55 New Montgomery Street, Suite 323
San Francisco, CA 94105 (w/encls.)


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


Trillium
ASSET MANAGEMENT


Domini
SOCIAL INVESTMENTS

December 26, 2002

Andrea Jung
CEO
Avon Products, Inc.
1345 Avenue of the Americas
New York, NY 10105-0196

Dear Ms. Jung:

As you are aware, each of our firms has recently filed a shareholder resolution for consideration at Avon's next annual meeting. The resolutions filed by Domini Social Investments and Trillium Asset Management address the presence in Avon products of parabens and phthalates, respectively, while Walden Asset Management's resolution deals with staggered elections to Avon's board of directors. We are writing to you today to explain the broader concerns that have led us to file these resolutions, and to explore ways we might address those concerns collaboratively.

As investment managers for socially responsible funds that hold Avon stock (collectively, we hold nearly 192,000 shares), we have long valued Avon's leadership on a number of corporate social responsibility issues. We greatly admire the company's charitable giving, particularly its contributions to the breast cancer cause. At the same time, however, we have followed closely the issues raised by a number of grassroots breast cancer organizations about Avon's programs, and have become convinced that the company could improve its breast cancer program significantly by adopting changes they suggest. We are also troubled that despite repeated efforts, it has been difficult for these organizations to receive a fair hearing from the company. Avon's reluctance to engage these groups has suggested to us that the company would benefit from greater openness on the part of its leadership, as well as a more sophisticated understanding of how its actions affect human health. In an attempt to air these concerns, we sent a letter to Avon on August 9, 2002, but we received no response. At this point, we have become concerned that Avon is not adequately addressing these serious issues, and is not sufficiently engaging its stakeholders in its policy decisions. We have therefore filed the above-referenced resolutions regarding health and corporate governance issues.

As investors concerned with Avon's long-term prosperity, we anticipate that a continued refusal to alter its policies will expose Avon to significant reputational risk. We would therefore like to meet with you to discuss, in concrete terms, what Avon could do to improve its breast cancer work and reduce these long-term risks. The following are some examples of the type of action we would like to see Avon take in the short term:

- Avon could commit to studying the health impacts of parabens and phthalates in its products, and the feasibility of phasing out these ingredients. Clearly, these substances subject our company and its investors to significant risks, particularly in light of Avon's public crusade against breast cancer, and on behalf of women's health issues generally.

- Avon could abolish its current staggered method for electing members to its board of directors, and could instead require the entire board to stand for re-election simultaneously, on an annual basis. This election procedure would make the board more accountable to shareholders, and by extension, to the broader group of stakeholders whose continued goodwill is essential to the company's continued success.

- Avon could schedule a series of face-to-face meetings to be attended by equal numbers of representatives from the Avon Breast Cancer Crusade and Follow the Money: An Alliance for Accountability in Breast Cancer. These meetings, which could be moderated by an independent facilitator, would be working sessions at which both sides would exchange ideas and explore ways to work toward concrete goals, including those listed below.

- Avon could underwrite the administrative costs of the breast cancer walks to which it lends its name, so that 100% of the money raised by participants would go to fight breast cancer. This would generate enormous goodwill for the company.

- In each community where it organizes a walk, Avon could consult community advisory boards regarding the distribution of the funds raised by the event. While it is currently true that much of the money a walk raises goes back into the community where it took place, the decision about what kind of efforts to support (for instance, whether a given community is best served by helping patients fund their treatment, by increased education about the disease, or by a university research grant) is not made locally. As a result, Avon cannot be sure that it not duplicating another organization's efforts, or that its dollars are addressing the most pressing needs of that particular community.

- Avon could devote a larger proportion of its research dollars to studies exploring the environmental causes of breast cancer. While we understand that Avon has supported some of this kind of work, the company's contributions thus far have largely focused on genetic and molecular research, areas of inquiry that are also widely supported by other funders. We believe it is urgently necessary to increase funding for environmental research, and that Avon is well equipped to play a leadership role in doing so. As noted in the first bullet point above, this research should include the health impacts of chemicals used by the cosmetics industry in the manufacture of its products.

- In cooperation with the Alliance, Avon could commit to reshaping its national advisory committee on breast cancer to include a wider array of perspectives on the fight against breast cancer and a greater range of constituencies. This change would greatly strengthen and widen the base from which Avon works on the breast cancer issue.

- Avon could commit to regular (possibly annual) meetings between representatives of the Avon Breast Cancer Crusade and the Alliance, to allow for an exchange of ideas and concerns, as well as possible collaborative efforts.

We would be happy to meet with you in person to discuss these issues, which we feel are pressing to Avon's future. If concrete progress can be made on these issues in the coming months we would also be open to reconsidering our decision to take the parabens, phthalates, and staggered boards issues to a broader shareholder base. We would be prepared to schedule a preliminary meeting in late January.

We look forward to hearing from you at your earliest convenience.

Sincerely,

Shelley Alpern
Assistant Vice President
Trillium Asset Management
(617) 292-8026; salpern@trilliuminvest.com

Adam Kanzer
General Counsel & Director, Shareholder Advocacy
Domini Social Investments
(212) 217-1027; akanzer@domini.com

Tim Smith, Sr. Vice President
Walden Asset Management
Women's Equity Fund
(617) 695-5177; Tsmith@ustrustboston.com

cc: Susan Arnot Heaney, Corporate Programs at Avon
Tom Sarakatsannis, Avon Products Foundation
Kathleen Walas, Avon Products Foundation



SOCIAL INVESTMENTS LLC

RECEIVED

2003 JAN 17 PM 4:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

The Way You Invest Matters℠

January 16, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Dear Ladies and Gentlemen:

I am writing in reference to Avon Products' letters of December 30, 2002 and January 2, 2003 requesting no-action relief if the Company omits the above-referenced proposal from its proxy materials. Attached, please find our suggested revisions to the proposal, which we believe fully address Avon's concerns within the 500 word limit set by the proxy rules.

As stated in our cover letter, we disagree with Avon's contention that our proposal was misleading in any way. Our suggested revisions are offered to help clarify some of the scientific issues raised by the proposal, and to provide thorough citations.

Sincerely,

Adam Kanzer
General Counsel

Encl.

Cc:
Edward P. Smith, Esq., Chadbourne & Parke LLP
Barbara Brenner, Breast Cancer Action

100% post-consumer waste recycled paper, processed chlorine free, printed with vegetable based ink.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com. URL: www.domini.com



SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

January 16, 2003

Edward P. Smith, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Dear Mr. Smith:

I am writing in response to your letters to the Securities and Exchange Commission dated December 30, 2002 and January 2.

We do not agree that our proposal, as filed, is materially misleading in any way. We do, however, acknowledge that the resolution, which attempts to translate a scientific argument into plain English, could have been clearer in some respects, and we are more than willing to work with you to come up with mutually acceptable language. Attached, please find a marked and unmarked, revised version of our shareholder proposal.

To summarize the reasoning behind the proposal, there is substantial scientific evidence that estrogen may cause cancer in human beings. This has been demonstrated through numerous studies with mammals and other animals. Because parabens have been shown to mimic estrogen, they may also be carcinogenic.

You state in your letter to the SEC that our proposal does not state whether parabens cause the same undesirable effects as estrogen and external estrogens. Our resolution does not state that parabens have been proven to cause the same effects as the general class of chemicals that mimic estrogen. Rather, the resolution presents solid evidence that parabens have been identified as estrogenic, and that estrogenics may be carcinogenic. We are suggesting that Avon consider removing these substances that may present hazards to their customers now, rather than waiting for final proof that parabens are carcinogenic. As investors, we are concerned that the presence of these chemicals in Avon products present very real risks to the company.

In addition to adding thorough citations for all claims made in the proposal, we have also made the following additional changes:

Paragraph 3: This paragraph, contrary to your assertions, is directly related to the subject matter of the proposal, and to Avon's products. The purpose of this paragraph is to demonstrate that estrogen has been shown to be carcinogenic, and that estrogenic substances have been shown to

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



cause reproductive and developmental effects in wildlife and other animals. Upon review, I believe the use of the word "estradiol" has caused some confusion. Estradiol is the primary form of estrogen found in the human body. We have replaced the phrase "synthetic chemicals in the environment that mimic the actions of the female sex hormone estradiol" with the words "estrogenic substances." In addition, we modified "wildlife" to include "wildlife and other animals." We also added some language to clarify the National Toxicology Program report.

A fourth paragraph was added to explain the rationale of the resolution more clearly.

Supporting Statement: Although we do not agree that the second paragraph of the supporting statement is materially misleading in the context of the resolution, we have modified it slightly to indicate that there is no conclusive proof that these substances may be carcinogenic, and that it is our opinion that they should be removed from Avon's products.

In your January 2 letter to the SEC, you cite our letter to Avon dated December 26, suggesting, without citing any SEC rule, that there is something suspect in the fact that we are part of a group of concerned Avon shareholders that have brought a range of concerns to the company. We do in fact have more concerns about Avon than are presented in this proposal, and we have brought these issues to the company's attention on several occasions. These broader concerns, which relate to the company's response to the breast cancer epidemic, are directly related to the topic of the proposal. Our letter was sent in order to give Avon another chance to sit down and discuss our concerns, in order to avoid the need to proceed to the annual meeting with this proposal.

I look forward to speaking with you about these proposed changes and hope that we will be able to reach an amicable agreement shortly.

Sincerely,

Adam Kanzer
General Counsel

Encl.

Cc:
Barbara Brenner, Breast Cancer Action
Securities and Exchange Commission



Phaseout Parabens in Avon Products

WHEREAS:

According to Avon Products' website, 82 products, including Auto Focus Light Adjusting Foundation, Beyond Color Illuminating Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, Perfect Wear Total Coverage Concealer, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are preservatives that have been identified as estrogenic and disruptive of normal hormone functions.[1] Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen. Estrogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer. support

According to a report by the National Research Council, some estrogenic substances are associated with adverse reproductive and developmental effects in wildlife and other animals.[2] The US National Toxicology Program lists steroidal estrogens as "known human carcinogens."[3] Although parabens are not "steroidal estrogens," studies have shown that they can mimic steroidal estrogens in animal studies, including in mammals (see, e.g., Pedersen et al. (2000) and Routledge et al. (1998), cited above).

There is substantial scientific evidence to suggest that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances. support

BE IT RESOLVED

The shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health." Our company has done more in the breast cancer fight than any other company.

---

1 Pedersen, K.L. et al., "The preservatives ethyl-, propyl-and butylparaben are oestrogenic in an in vivo fish assay," Pharmacology & Toxicology (Vol. 86(3), pp 110-13, March 2000); Routledge, E.J., et al., "Some alkyl hydroxy benzoate preservatives (parabens) are estrogenic", Toxicology and Applied Pharmacology (Vol. 153(1), pp. 12-19 (Nov. 1998) and Kant, K.S. et al., "Decreased sperm number and motile activity on the F1 offspring maternally exposed to butyl p-hydroxybenzoic acid (butyl paraben)", Journal of Veterinary Medical Science (Vol. 64(3), pp. 227-35 (March 2002).

2 National Research Council, "Hormonally Active Agents in the Environment" (Washington DC, National Academy Press (1999).

3 US Department of Health and Human Services, National Toxicology Program, "10th Report on Carcinogens", pp. 116-19 (2002).



Chemicals that may pose higher-than-average risk to human health, and particularly those that may increase the risk of breast cancer, could undermine our company's good efforts to support women's health, especially in the breast cancer arena. We believe that they do not belong in our products.



Phaseout Parabens in Avon Products

WHEREAS:

According to Avon Products' website, 82 products, including Auto Focus Light Adjusting Foundation, Beyond Color Illuminating Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, Perfect Wear Total Coverage Concealer, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are preservatives that have been identified as estrogenic ~~estrogenic with preliminary evidence indicating that they can disrupt~~and disruptive of normal hormone functions.[1] Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen. Estrogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer.

According to a report by the National Research Council, some estrogenic substances~~synthetic chemicals in the environment that mimic the actions of the female sex hormone estradiol~~ are associated with adverse reproductive and developmental effects in~~wildlife. Estradiol, which is a form of estrogen, has been identified in the 9th Report on Carcinogens published by the~~ wildlife and other animals.[2] The US National Toxicology Program ~~as~~lists steroidal estrogens as "known human carcinogens."[3] Although parabens are not "steroidal estrogens," studies have shown that they can mimic steroidal estrogens in animal studies, including in mammals (see, e.g., Pedersen et al. (2000) and Routledge et al. (1998), cited above). ~~has also stated that animals." Since breast cancer in humans is known to be hormonally-mediated, endocrine disrupting chemicals that mimic the behavior of estrogen~~
~~have the potential to affect breast cancer development.~~

There is substantial scientific evidence to suggest that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances.

BE IT RESOLVED

The shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the

---

1 Pedersen, K.L. et al., "The preservatives ethyl-, propyl-and butylparaben are oestrogenic in an in vivo fish assay," Pharmacology & Toxicology (Vol. 86(3), pp 110-13, March 2000); Routledge, E.J., et al., "Some alkyl hydroxy benzoate preservatives (parabens) are estrogenic", Toxicology and Applied Pharmacology (Vol. 1~~1~~53(1), pp. 12-19~~53: 12-19.~~ (Nov. 1998) and Kant, K.S. et al., "Decreased sperm number and motile activity on the F1 offspring maternally exposed to butyl p-hydroxybenzoic acid (butyl paraben)", Journal of Veterinary Medical Science (Vol. 64(3), pp. 227-35 (March 2002).

2 National Research Council, "Hormonally Active Agents in the Environment" (Washington DC, National Academy Press (1999).

3 US Department of Health and Human Services, National Toxicology Program, "10th Report on Carcinogens", pp. 116-19 (2002).



feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health." Our company has done more in the breast cancer fight than any other company.

Chemicals that may pose higher-than-average risk to human health, and particularly those that may increase the risk of breast cancer, could undermine our company's good efforts to support women's health, especially in the breast cancer arena. We believe that ~~T~~they do not belong in our products.

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

February 5, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments
and Breast Cancer Action

Dear Ladies and Gentlemen:

On behalf of Avon Products, Inc., I am writing in reference to my letters of December 30, 2002 and January 2, 2003 requesting no-action relief if Avon omits the above-referenced proposal from its proxy materials. You have also received a suggested revision to the proposal from the Proponents by letter dated January 16, 2003.

After reviewing the suggested revision, we still believe that the proposal contains false and materially misleading claims and we are renewing our December 30, 2003 request that the Staff confirm that we may exclude the proposal in its entirety.

Very truly yours,

Edward P. Smith

Via Federal Express

cc: Adam Kanzer, Esq.
Ms. Barbara A. Brenner

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

February 5, 2003

Adam Kanzer, Esq.
General Counsel
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Dear Mr. Kanzer:

I am writing in response to your January 16, 2003 letter on behalf of Domini Social Investments LLC and Breast Cancer Action, the proponents ("Proponents") of a shareholder proposal regarding parabens (the "Proposal") received by Avon Products, Inc. (the "Company"). In that letter, you submitted a revised version (copy attached) of the shareholder proposal that we intend to exclude pending review by the Securities and Exchange Commission of our December 30, 2002 no-action request.

You characterized the revision as addressing our concerns. The proposed revisions, however, do not remedy the defects of the original proposal; instead, they reinforce its materially misleading nature. The two fundamentally misleading claims are this: (A) that parabens in cosmetics have been scientifically demonstrated to mimic estrogen in a way that is biologically significant to humans and (B) that parabens have been scientifically linked to (i) health problems in wildlife and other animals, and (ii) cancer, including breast cancer. Below is a discussion of the manner in which these claims are made, and then a discussion of how the *studies cited by the Proponents* do not support these claims. We strongly believe that the entire Proposal is materially misleading, both in its original form and as revised, and are renewing our request to the Staff of the Securities and Exchange Commission to exclude the proposal on all the grounds raised in our December 30, 2002 no-action request.

The Misleading Claims

A. Parabens in the Company's cosmetics have been scientifically demonstrated to mimic estrogen in a way that is biologically significant.

The Proposal begins by stating that 82 of the Company's products contain parabens. After introducing parabens in the context of the Company's cosmetics, the Proposal continues: "Parabens are preservatives that have been identified as estrogenic and disruptive of normal hormone functions. Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen." "Although parabens are not "steroidal estrogens," studies have shown that they can mimic steroidal estrogens in animal studies, including in mammals."

B. Parabens have been scientifically linked to (i) health problems in wildlife and other animals, and (ii) cancer, including breast cancer.

Regarding wildlife, the Proposal states "According to a report by the National Research Council, some estrogenic substances are associated with adverse reproductive and development effects in wildlife and other animals." Regarding cancer and breast cancer, the Proposal states "[e]strogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer." "The US National Toxicology Program lists steroidal estrogens as "known human carcinogens." "There is substantial scientific evidence to suggest that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances."

The Claims Are False and Misleading

A. Parabens in cosmetics have *not* been scientifically demonstrated to mimic estrogen in a way that is biologically significant.

1. Each of the studies cited involve concentrations and methods of exposure that are extremely different from the concentrations or methods of exposure faced by humans using cosmetics. In fact, one experiment was designed solely to prove that it was chemically possible for parabens to mimic estrogen, and thus reaction conditions were chosen to maximize any possible effect rather than assess any actual hazard. (Pedersen, p. 110 the "actual choice of species, exposure route and doses was made to ensure good sensitivity and specificity, not to investigate the oestrogenicity in fish per se.") The studies were conducted on yeast, rainbow trout and rats. The trout and rats were injected with paraben solutions in very high concentrations. Humans do not inject parabens; they are used as preservatives in topical preparations. Moreover, whether injected or applied topically, the parabens are largely and rapidly metabolized to a compound that has been demonstrated not to be estrogenic (Routledge p. 16-17).

2. Parabens have been found to be only "weakly" estrogenic in the animal studies. (Routledge p.12) Even without accounting for metabolizing, the parabens interfered with estrogen ten thousand to ten million times more weakly than steroidal estrogen. To get a sense of scale, imagine parabens equaled 10 feet, steroidal estrogen would then equal approximately 19 to 19,000 *miles*. When measured in living rats and thus subject to metabolizing, the parabens were even less potent; two to three times weaker. Finally, this extremely low reactivity just described was for the most "potent" paraben tested. The research also showed that as the size of the paraben molecule decreased from butyl paraben (largest) to propyl paraben, ethyl paraben, and methyl paraben (smallest), what little estrogenic behavior existed virtually disappeared. Even the rainbow trout study, with its experimental conditions designed to maximize the estrogenic effect of parabens, decided not

to test methylparaben," since it was unlikely to identify any oestrogenic activity." (Pedersen, p. 112).

The Company uses butyl-, propyl-, ethyl-, and methyl- parabens in its products, and accordingly the revised Proposal targets all of them. As discussed, the purported estrogenicity of these parabens ranges from extremely weak to non-existent. In contrast, steroidal estrogen is designed to have the maximum estrogenic effect possible; its purpose is to be a chemical substitute for estrogen. Despite this enormous difference in potency between "parabens" and steroidal estrogen, Proponents deceptively assert that "studies have shown that [parabens] can mimic steroidal estrogens[.]"

In sum, neither rat studies nor the rainbow trout studies have suggested that parabens--particularly in the concentrations and exposure methods applicable to humans using the Company's products--have the ability to meaningfully interfere with the "normal hormone functions" of humans.

B. Parabens have *not* been scientifically linked to (i) health problems in wildlife and other animals, and (ii) cancer, including breast cancer. The very misleading nature of the Proposal is most apparent when looking at this claim, because the two reports cited in support of it *do not mention parabens.* The National Research Council report studied "hormonally active agents," a mandate which encompassed estrogenic substances and more, and which reviewed the existing evidence of health impacts. It is striking that with such an agenda, parabens were not mentioned once in the 430 page study.

Similarly, the U.S. Department of Health and Human Resources study, which discusses human carcinogens, does not mention parabens. This study describes substances either known to be human carcinogens or *may reasonably be anticipated to be* human carcinogens. The fact that parabens are not on either list highlights the misleading nature of the Proponent's suggestion that parabens are linked to cancer. That the Proponents make this suggestion after having read the studies they cited is disturbing, given that one of the studies cited by Proponents notes that "[i]n recent years, the toxicology of parabens has been *thoroughly reviewed* in the EEC and U.S. which has led to …their GRAS (*generally recognized as safe*) status being reconfirmed by the US FDA." (Routledge at 16, emphasis added).

To assert, on the basis of the studies cited that "[t]here is substantial scientific evidence to claim that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances" is misleading in the extreme. The statement is set forth as a matter of established fact, but it is clearly only the Proponents' opinion. The Proposal is false in overstating the conclusions of the studies that it cites as to the effects of parabens and misleading in its conclusion that parabens cause increased risk of cancer in humans. Readers of this proposal--the Company's shareholders--may believe that using the Company's products puts consumers at scientifically proven risk of cancer. As the preceding discussion demonstrates, no such proof exists.

I believe that the Proposal is so replete with materially misleading claims that it may not be edited to reduce them, and we are renewing our December 30, 2003 request that the Staff confirm we may exclude the Proposal in its entirety.

Very truly yours,

Edward P. Smith

Edward P. Smith

Enclosures

cc: Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Barbara A. Brenner
Breast Cancer Action
55 New Montgomery Street, Suite 323
San Francisco, CA 94105



SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

January 16, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Dear Ladies and Gentlemen:

I am writing in reference to Avon Products' letters of December 30, 2002 and January 2, 2003 requesting no-action relief if the Company omits the above-referenced proposal from its proxy materials. Attached, please find our suggested revisions to the proposal, which we believe fully address Avon's concerns within the 500 word limit set by the proxy rules.

As stated in our cover letter, we disagree with Avon's contention that our proposal was misleading in any way. Our suggested revisions are offered to help clarify some of the scientific issues raised by the proposal, and to provide thorough citations.

Sincerely,

Adam Kanzer
General Counsel

Encl.

Cc:
Edward P. Smith, Esq., Chadbourne & Parke LLP
Barbara Brenner, Breast Cancer Action


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536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



The Way You Invest Matters[SM]

January 16, 2003

Edward P. Smith, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Dear Mr. Smith:

I am writing in response to your letters to the Securities and Exchange Commission dated December 30, 2002 and January 2.

We do not agree that our proposal, as filed, is materially misleading in any way. We do, however, acknowledge that the resolution, which attempts to translate a scientific argument into plain English, could have been clearer in some respects, and we are more than willing to work with you to come up with mutually acceptable language. Attached, please find a marked and unmarked, revised version of our shareholder proposal.

To summarize the reasoning behind the proposal, there is substantial scientific evidence that estrogen may cause cancer in human beings. This has been demonstrated through numerous studies with mammals and other animals. Because parabens have been shown to mimic estrogen, they may also be carcinogenic.

You state in your letter to the SEC that our proposal does not state whether parabens cause the same undesirable effects as estrogen and external estrogens. Our resolution does not state that parabens have been proven to cause the same effects as the general class of chemicals that mimic estrogen. Rather, the resolution presents solid evidence that parabens have been identified as estrogenic, and that estrogenics may be carcinogenic. We are suggesting that Avon consider removing these substances that may present hazards to their customers now, rather than waiting for final proof that parabens are carcinogenic. As investors, we are concerned that the presence of these chemicals in Avon products present very real risks to the company.

In addition to adding thorough citations for all claims made in the proposal, we have also made the following additional changes:

Paragraph 3: This paragraph, contrary to your assertions, is directly related to the subject matter of the proposal, and to Avon's products. The purpose of this paragraph is to demonstrate that estrogen has been shown to be carcinogenic, and that estrogenic substances have been shown to

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



cause reproductive and developmental effects in wildlife and other animals. Upon review, I believe the use of the word "estradiol" has caused some confusion. Estradiol is the primary form of estrogen found in the human body. We have replaced the phrase "synthetic chemicals in the environment that mimic the actions of the female sex hormone estradiol" with the words "estrogenic substances." In addition, we modified "wildlife" to include "wildlife and other animals." We also added some language to clarify the National Toxicology Program report.

A fourth paragraph was added to explain the rationale of the resolution more clearly.

Supporting Statement: Although we do not agree that the second paragraph of the supporting statement is materially misleading in the context of the resolution, we have modified it slightly to indicate that there is no conclusive proof that these substances may be carcinogenic, and that it is our opinion that they should be removed from Avon's products.

In your January 2 letter to the SEC, you cite our letter to Avon dated December 26, suggesting, without citing any SEC rule, that there is something suspect in the fact that we are part of a group of concerned Avon shareholders that have brought a range of concerns to the company. We do in fact have more concerns about Avon than are presented in this proposal, and we have brought these issues to the company's attention on several occasions. These broader concerns, which relate to the company's response to the breast cancer epidemic, are directly related to the topic of the proposal. Our letter was sent in order to give Avon another chance to sit down and discuss our concerns, in order to avoid the need to proceed to the annual meeting with this proposal.

I look forward to speaking with you about these proposed changes and hope that we will be able to reach an amicable agreement shortly.

Sincerely,

Adam Kanzer
General Counsel

Encl.

Cc:
Barbara Brenner, Breast Cancer Action
Securities and Exchange Commission



Phaseout Parabens in Avon Products

WHEREAS:

According to Avon Products' website, 82 products, including Auto Focus Light Adjusting Foundation, Beyond Color Illuminating Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, Perfect Wear Total Coverage Concealer, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are preservatives that have been identified as estrogenic and disruptive of normal hormone functions.[1] Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen. Estrogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer.

According to a report by the National Research Council, some estrogenic substances are associated with adverse reproductive and developmental effects in wildlife and other animals.[2] The US National Toxicology Program lists steroidal estrogens as "known human carcinogens."[3] Although parabens are not "steroidal estrogens," studies have shown that they can mimic steroidal estrogens in animal studies, including in mammals (see, e.g., Pedersen et al. (2000) and Routledge et al. (1998), cited above).

There is substantial scientific evidence to suggest that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances.

BE IT RESOLVED

The shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health." Our company has done more in the breast cancer fight than any other company.

---

1 Pedersen, K.L. et al., "The preservatives ethyl-, propyl-and butylparaben are oestrogenic in an in vivo fish assay," Pharmacology & Toxicology (Vol. 86(3), pp 110-13, March 2000); Routledge, E.J., et al., "Some alkyl hydroxy benzoate preservatives (parabens) are estrogenic", Toxicology and Applied Pharmacology (Vol. 153(1), pp. 12-19 (Nov. 1998) and Kant, K.S. et al., "Decreased sperm number and motile activity on the F1 offspring maternally exposed to butyl p-hydroxybenzoic acid (butyl paraben)", Journal of Veterinary Medical Science (Vol. 64(3), pp. 227-35 (March 2002).

2 National Research Council, "Hormonally Active Agents in the Environment" (Washington DC, National Academy Press (1999).

3 US Department of Health and Human Services, National Toxicology Program, "10th Report on Carcinogens", pp. 116-19 (2002).



Chemicals that may pose higher-than-average risk to human health, and particularly those that may increase the risk of breast cancer, could undermine our company's good efforts to support women's health, especially in the breast cancer arena. We believe that they do not belong in our products.



Phaseout Parabens in Avon Products

WHEREAS:

According to Avon Products' website, 82 products, including Auto Focus Light Adjusting Foundation, Beyond Color Illuminating Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, Perfect Wear Total Coverage Concealer, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are preservatives that have been identified as estrogenic ~~estrogenic with preliminary evidence indicating that they can disrupt~~and disruptive of normal hormone functions.[1] Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen. Estrogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer.

According to a report by the National Research Council, some estrogenic substances~~synthetic chemicals in the environment that mimic the actions of the female sex hormone estradiol~~ are associated with adverse reproductive and developmental effects in~~wildlife. Estradiol, which is a form of estrogen, has been identified in the 9th Report on Carcinogens published by the~~ wildlife and other animals.[2] The US National Toxicology Program ~~as~~lists steroidal estrogens as "known human carcinogens."[3] Although parabens are not "steroidal estrogens," studies have shown that they can mimic steroidal estrogens in animal studies, including in mammals (see, e.g., Pedersen et al. (2000) and Routledge et al. (1998), cited above). ~~has also stated that animals." Since breast cancer in humans is known to be hormonally mediated, endocrine disrupting chemicals that mimic the behavior of estrogen have the potential to affect breast cancer development.~~

There is substantial scientific evidence to suggest that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances.

BE IT RESOLVED

The shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the

---

1 Pedersen, K.L. et al., "The preservatives ethyl-, propyl-and butylparaben are oestrogenic in an in vivo fish assay," Pharmacology & Toxicology (Vol. 86(3), pp 110-13, March 2000); Routledge, E.J., et al., "Some alkyl hydroxy benzoate preservatives (parabens) are estrogenic", Toxicology and Applied Pharmacology (Vol. 1~~1~~53(1), pp. 12-19~~53: 12-19.~~ (Nov. 1998) and Kant, K.S. et al., "Decreased sperm number and motile activity on the F1 offspring maternally exposed to butyl p-hydroxybenzoic acid (butyl paraben)", Journal of Veterinary Medical Science (Vol. 64(3), pp. 227-35 (March 2002).

[2] National Research Council, "Hormonally Active Agents in the Environment" (Washington DC, National Academy Press (1999).

[3] US Department of Health and Human Services, National Toxicology Program, "10th Report on Carcinogens", pp. 116-19 (2002).

feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health." Our company has done more in the breast cancer fight than any other company.

Chemicals that may pose higher-than-average risk to human health, and particularly those that may increase the risk of breast cancer, could undermine our company's good efforts to support women's health, especially in the breast cancer arena. We believe that Tthey do not belong in our products.



SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

February 18, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC and Breast Cancer Action ("the Proponents") in response to a letter written by attorneys representing Avon Products, Inc. ("the Company") dated February 5, 2003. In that letter, the Company continues to take issue with the above-referenced proposal on parabens ("the Proposal"), asserting that it is materially misleading. In fact, that letter mischaracterizes the Proposal, and misquotes and misinterprets the scientific studies cited by the Proposal. Proponents continue to assert that the Proposal does not contain any false or misleading claims.

Attached, in addition to the Company's February 5 letter, please find the Company's letter of December 30, 2002, challenging the Proposal on the grounds that it made false and misleading claims, and Proponents' letter of January 16, 2003, containing an amended Proposal. In this letter, we disagreed with the Company's assertions that the Proposal contained any false or misleading claims, but offered a number of clarifications, including the inclusion of footnotes, for the sake of clarity. We clearly explained why we disagreed with all of the Company's assertions, and offered to work with the Company to reach an amicable agreement. This letter supplements the arguments made in our letter of January 16. We have always been more than willing to speak with the Company to resolve these issues. The Company has repeatedly rejected these offers, which brings us to their letter of February 5.

Avon Mischaracterizes the Proposal

While we will respond to several of the Company's individual assertions below, we would like to make the central point of the Proposal clear at the outset. Avon claims that our Proposal makes two "fundamentally misleading" claims: "A) that parabens in cosmetics have been scientifically demonstrated to mimic estrogen in a way that is biologically significant to humans and B) that parabens have been scientifically linked to (i) health problems in wildlife and other animals, and (ii) cancer, including breast cancer." (Avon's Feb. 5 letter). It is significant that in listing these two "fundamental" claims, the Company fails to quote the Proposal itself. Rather, the Company has compiled these claims through a misleading string of quotations, taken out of context. These "fundamental" claims are not to be found anywhere in the Proposal.


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536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



The Company then goes on to assert that the studies cited in the Proposal do not support these misstated "fundamental" claims. The studies cited by the Proponents, do, however, strongly support the claims that are made in the Proposal.

Our Proposal is based on the precautionary principle, which states that "when an activity raises threats of harm to the environment or human health, precautionary measures should be taken even if some cause and effect relationships are not fully established scientifically." (Wingspread Statement on the Precautionary Principle, Jan. 1998.). The Company's arguments suggest that the Proposal claims that there is scientific proof that parabens are harmful to humans. There is no such proof. To observe that parabens' similarity to estrogen is biologically significant is not to say (nor does anything in our Proposal assert) that they are *known* to be harmful to human beings. Rather, our proposal makes the precautionary argument that because they resemble estrogen, parabens *may* have similar carcinogenic effects. It would therefore be prudent to remove them from Avon's products if this is feasible, rather than waiting for proof that they are dangerous. The Company's arguments suggest that its true objection is to the Precautionary Principle itself, and not to the wording of the Proposal.

We have organized our arguments based on the Company's letter of Feb. 5.

A. Avon's claim that "parabens in cosmetics have *not* been scientifically demonstrated to mimic estrogen in a way that is biologically significant" misstates the Proposal and misreads the scientific literature

The Company states that the studies cited by Proponents involved concentrations or methods of exposure different from those resulting from topical application to the skin, thus implying that information gained from the study would not apply to human use of cosmetics containing parabens (February 5 letter at 2). The letter also states that the studies found parabens to be rapidly metabolized to non-estrogenic compounds. The Company's assertions are incorrect and misleading for two primary reasons: 1) the Proposal does not make the claim that the Company is seeking to dispute; and 2) the Company misstates the conclusions of the cited studies.

1. The Proposal makes no claim that parabens in cosmetics have been scientifically proven to harm humans. Rather, consistent with the scientific literature, the Proposal states that there is a risk of such harm, and that Avon should consider removing these chemicals from its products as a precautionary measure, before harm is proven.

2. The Company first takes issue with the "concentrations and methods of exposure" used in the cited studies. In fact, the dose levels and dosing methods used in the studies cited represent standard toxicology testing techniques, of the kind that are regularly used to investigate chemicals' potential impact on human beings.

3. The Company then argues that regardless of the method of application, the parabens in the study were rapidly metabolized to a compound that has been demonstrated not to be estrogenic. This is an extremely misleading and narrow reading of the study. While Routledge et al. note that there is *some* metabolism of the estrogenic parabens to inactive compounds, they specifically note that this metabolism is incomplete and that as a result "low levels of unmetabolized paraben . . . may remain in circulation for extended periods of time" (Routledge, E.J., et al., "Some alkyl hydroxy benzoate preservatives (parabens) are estrogenic", Toxicology and Applied Pharmacology (Vol. 153(1) (Nov. 1998) at 18). Moreover, Routledge et al. explicitly state that "[t]he physicochemical properties of parabens indicate that



they can be absorbed across skin and that suggests *a possible estrogenic hazard to humans exposed topically to such chemicals*" (Id., emphasis added). In other words, even though the studies used injected parabens, the researchers' expectation is that exposure will occur via absorption through skin, and data derived from injection is entirely relevant to dermal exposure. Avon's products, of course, are designed to be applied directly to the skin. In addition, Routledge et. al. specifically address the fact that the dose levels they studied were higher than those "faced by humans using cosmetics," and recommend that "the safety of these chemicals should be reassessed with particular attention being paid to the estimation/determination of the actual levels of systemic exposure of humans exposed to these chemicals in commercially available topical preparations" (Id.). Simply stated, while it is not yet clear how much exposure people get to these chemicals through cosmetics or how dangerous this exposure is, scientific experts on this issue feel these are serious questions that should receive further investigation. Our proposal argues for removing these substances from cosmetics now, as a precautionary measure, rather than waiting for proof that they do harm. It is difficult to understand how the Company could have missed these explicit statements in the report.

4. The Company's next point, (Letter of Feb. 5, at 2-3), states that parabens have been found to be "only weakly" estrogenic in animal studies. Again, this statement is extremely misleading, suggesting that chemicals that are "weakly estrogenic" are unimportant or insignificant. In fact, while parabens are weak estrogen mimics, *so are all the chemicals that have been identified as endocrine disrupting* and that are the focus of enormous current research and regulation because of concerns about their potential adverse health effects (National Research Council, "Hormonally Active Agents in the Environment" (Washington DC, National Academy Press (1999), hereinafter "NRC report"). Parabens may have the ability to meaningfully interfere with the normal hormone functions of human beings because they are expected to be absorbed through skin, are incompletely metabolized, and are estrogenic enough to cause adverse reproductive effects in rats following in utero exposure (Kang, K.S. et al., "Decreased sperm number and motile activity on the F1 offspring maternally exposed to butyl p-hydroxybenzoic acid (butyl paraben)", Journal of Veterinary Medical Science (Vol. 64(3), pp. 227-35 (March 2002)). Weak estrogen mimics are of most concern during developmental periods such as pregnancy, when a maternal-fetal interaction normally prevents exposure of the fetus to its mother's hormones, including estrogen. The mechanisms by which this fetal exposure is prevented do not work for external hormone mimics like parabens (NRC report).

5. The Company also suggests that the "revised" Proposal targets all of the parabens used by the Company, implying that the original Proposal omitted some chemicals (Letter of Feb. 5 at 3). For the sake of clarification, there was no such revision.

B. **Avon's argument that parabens "have *not* been scientifically linked to (i) health problems in wildlife and other animals, and (ii) cancer, including breast cancer" is misleading**

The Company's arguments in section B of its February 5 letter are perhaps the most misleading. Here, the Company asserts that the second purported "fundamental" claim of the resolution is false, because the studies cited do not reference parabens. Again, this argument is fundamentally misleading for two reasons: 1) the resolution does *not* state that parabens have been scientifically linked to (i) health problems in wildlife and other animals, and (ii) cancer, including breast cancer; and 2) the NRC and US Department of Health and Human Services National Toxicology Program reports are very clearly cited two support two claims about estrogenics and steroidal estrogens, not parabens.



1. The third clause of the revised Proposal clearly states that "some estrogenic substances" have been shown to be harmful to wildlife and other animals (citing the NRC report) and that "steroidal estrogens" are "known human carcinogens" (citing the US Department of Health and Human Services, National Toxicology Program, "10th Report on Carcinogens"(2002), hereinafter "the Report on Carcinogens"). The Proposal then clearly states that although parabens "are not 'steroidal estrogens,' studies have shown that they can mimic steroidal estrogens in animal studies, including in mammals (see, e.g., Pedersen et al. (2000) and Routledge et al. (1998), cited above)." The Proposal makes it quite clear that there is no study that specifically states that parabens are known carcinogens. Rather, the Proposal reasons that because parabens have been shown to be estrogenic, caution is warranted.

2. The Company states that parabens are not mentioned in the NRC report and that they are not listed as "reasonably anticipated to be human carcinogens" in the Report on Carcinogens. Again, we did not cite this report in order to claim that parabens are carcinogens—indeed, we make no such claim—but in order to provide evidence that estrogenics (the larger group of chemicals of which parabens are an example) have been shown to be carcinogenic. There is no suggestion in the Proposal that these reports contain any discussion of parabens.

Parabens do not appear in the NRC report because they were not identified as estrogen mimics until after the NRC report went to press, in late 1998. Most importantly, if parabens were listed in the Report on Carcinogens, they would already be forbidden in cosmetics, and we would be having a very different debate. The chemicals in that report have met a very high standard for proof of carcinogenicity, and have been tested in animal studies that cost several million dollars to perform. The US government has only tested about 500 chemicals in these types of tests and parabens were not among them. In addition, the NRC report specifically discusses the possibility that those cancer tests may not be able to detect the ability for weak estrogen mimics to affect cancer development, although this ability may still be significant. Our argument, as stated above, is that we should reevaluate our company's use of parabens now, before conclusive proof of their danger is assembled and irreparable harm is done to Avon's customers and to its good name.

3. The Company also clearly misrepresents the conclusions of Routledge et. al. when it states that they have reviewed the regulatory status of the use of parabens in cosmetics and found that the EEC and US had recently confirmed their safety. While this is true, these reviews occurred before Routledge et.al. carried out their research, and it is one of the researchers' central conclusions (which is clearly stated both in the concluding paragraph and the summary abstract of their paper) that as a result of their work, these assessments of "the safety in use of these chemicals should be reassessed . . ." (Routledge, et al at 18). Such selective reading of the scientific literature on a point so central to Avon's core business is alarming.

<u>Conclusion</u>

The Company has also made a number of general statements that simply do not reflect any reasonable reading of the Proposal. The Company contends that the Proposal concludes that "parabens cause an increased risk of cancer in humans" and that Proponents are causing people to believe use of paraben-containing products results in "scientifically proven risk of cancer." As discussed above, the Proposal does not make these claims. If the Company chooses to draw these conclusions from the evidence presented by the Proposal, perhaps they should consider phasing out the use of parabens in its products. We believe that the language of the Proposal is clear enough for the average shareholder to understand the claims we actually do make.



In conclusion, we believe the Proposal, as originally submitted, and as revised, does not contain any false or misleading statements, and should appear on Avon's proxy. The Company's arguments deliberately misstate the claims made by the Proposal, and misread the scientific studies cited in the Proposal. For all of the reasons stated above, we respectfully request that the Commission deny the Company's request to provide no-action relief should the Company elect to omit the Proposal from its proxy.

Sincerely,

Adam Kanzer
General Counsel

Encl.

Cc:

Edward P. Smith, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Ms. Barbara A Brenner
Executive Director
Breast Cancer Action


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30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 **fax** 212-408-5395
esmith@chadbourne.com

February 5, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments
and Breast Cancer Action

Dear Ladies and Gentlemen:

On behalf of Avon Products, Inc., I am writing in reference to my letters of December 30, 2002 and January 2, 2003 requesting no-action relief if Avon omits the above-referenced proposal from its proxy materials. You have also received a suggested revision to the proposal from the Proponents by letter dated January 16, 2003.

After reviewing the suggested revision, we still believe that the proposal contains false and materially misleading claims and we are renewing our December 30, 2003 request that the Staff confirm that we may exclude the proposal in its entirety.

Very truly yours,

Edward P. Smith

Via Federal Express

cc: Adam Kanzer, Esq. ✓
Ms. Barbara A. Brenner

copy

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

February 5, 2003

Adam Kanzer, Esq.
General Counsel
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Dear Mr. Kanzer:

I am writing in response to your January 16, 2003 letter on behalf of Domini Social Investments LLC and Breast Cancer Action, the proponents ("Proponents") of a shareholder proposal regarding parabens (the "Proposal") received by Avon Products, Inc. (the "Company"). In that letter, you submitted a revised version (copy attached) of the shareholder proposal that we intend to exclude pending review by the Securities and Exchange Commission of our December 30, 2002 no-action request.

You characterized the revision as addressing our concerns. The proposed revisions, however, do not remedy the defects of the original proposal; instead, they reinforce its materially misleading nature. The two fundamentally misleading claims are this: (A) that parabens in cosmetics have been scientifically demonstrated to mimic estrogen in a way that is biologically significant to humans and (B) that parabens have been scientifically linked to (i) health problems in wildlife and other animals, and (ii) cancer, including breast cancer. Below is a discussion of the manner in which these claims are made, and then a discussion of how the *studies cited by the Proponents* do not support these claims. We strongly believe that the entire Proposal is materially misleading, both in its original form and as revised, and are renewing our request to the Staff of the Securities and Exchange Commission to exclude the proposal on all the grounds raised in our December 30, 2002 no-action request.

The Misleading Claims

A. Parabens in the Company's cosmetics have been scientifically demonstrated to mimic estrogen in a way that is biologically significant.

The Proposal begins by stating that 82 of the Company's products contain parabens. After introducing parabens in the context of the Company's cosmetics, the Proposal continues: "Parabens are preservatives that have been identified as estrogenic and disruptive of normal hormone functions. Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen." "Although parabens are not "steroidal estrogens," studies have shown that they can mimic steroidal estrogens in animal studies, including in mammals."

B. Parabens have been scientifically linked to (i) health problems in wildlife and other animals, and (ii) cancer, including breast cancer.

Regarding wildlife, the Proposal states "According to a report by the National Research Council, some estrogenic substances are associated with adverse reproductive and development effects in wildlife and other animals." Regarding cancer and breast cancer, the Proposal states "[e]strogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer." "The US National Toxicology Program lists steroidal estrogens as "known human carcinogens." "There is substantial scientific evidence to suggest that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances."

The Claims Are False and Misleading

A. Parabens in cosmetics have *not* been scientifically demonstrated to mimic estrogen in a way that is biologically significant.

1. Each of the studies cited involve concentrations and methods of exposure that are extremely different from the concentrations or methods of exposure faced by humans using cosmetics. In fact, one experiment was designed solely to prove that it was chemically possible for parabens to mimic estrogen, and thus reaction conditions were chosen to maximize any possible effect rather than assess any actual hazard. (Pedersen, p. 110 the "actual choice of species, exposure route and doses was made to ensure good sensitivity and specificity, not to investigate the oestrogenicity in fish per se.") The studies were conducted on yeast, rainbow trout and rats. The trout and rats were injected with paraben solutions in very high concentrations. Humans do not inject parabens; they are used as preservatives in topical preparations. Moreover, whether injected or applied topically, the parabens are largely and rapidly metabolized to a compound that has been demonstrated not to be estrogenic (Routledge p. 16-17).

2. Parabens have been found to be only "weakly" estrogenic in the animal studies. (Routledge p.12) Even without accounting for metabolizing, the parabens interfered with estrogen ten thousand to ten million times more weakly than steroidal estrogen. To get a sense of scale, imagine parabens equaled 10 feet, steroidal estrogen would then equal approximately 19 to 19,000 *miles*. When measured in living rats and thus subject to metabolizing, the parabens were even less potent; two to three times weaker. Finally, this extremely low reactivity just described was for the most "potent" paraben tested. The research also showed that as the size of the paraben molecule decreased from butyl paraben (largest) to propyl paraben, ethyl paraben, and methyl paraben (smallest), what little estrogenic behavior existed virtually disappeared. Even the rainbow trout study, with its experimental conditions designed to maximize the estrogenic effect of parabens, decided not

to test methylparaben," since it was unlikely to identify any oestrogenic activity." (Pedersen, p. 112).

The Company uses butyl-, propyl-, ethyl-, and methyl- parabens in its products, and accordingly the revised Proposal targets all of them. As discussed, the purported estrogenicity of these parabens ranges from extremely weak to non-existent. In contrast, steroidal estrogen is designed to have the maximum estrogenic effect possible; its purpose is to be a chemical substitute for estrogen. Despite this enormous difference in potency between "parabens" and steroidal estrogen, Proponents deceptively assert that "studies have shown that [parabens] can mimic steroidal estrogens[.]"

In sum, neither rat studies nor the rainbow trout studies have suggested that parabens--particularly in the concentrations and exposure methods applicable to humans using the Company's products--have the ability to meaningfully interfere with the "normal hormone functions" of humans.

B. Parabens have *not* been scientifically linked to (i) health problems in wildlife and other animals, and (ii) cancer, including breast cancer. The very misleading nature of the Proposal is most apparent when looking at this claim, because the two reports cited in support of it *do not mention parabens.* The National Research Council report studied "hormonally active agents," a mandate which encompassed estrogenic substances and more, and which reviewed the existing evidence of health impacts. It is striking that with such an agenda, parabens were not mentioned once in the 430 page study.

Similarly, the U.S. Department of Health and Human Resources study, which discusses human carcinogens, does not mention parabens. This study describes substances either known to be human carcinogens or *may reasonably be anticipated to be* human carcinogens. The fact that parabens are not on either list highlights the misleading nature of the Proponent's suggestion that parabens are linked to cancer. That the Proponents make this suggestion after having read the studies they cited is disturbing, given that one of the studies cited by Proponents notes that "[i]n recent years, the toxicology of parabens has been *thoroughly reviewed* in the EEC and U.S. which has led to ...their GRAS (*generally recognized as safe*) status being reconfirmed by the US FDA." (Routledge at 16, emphasis added).

To assert, on the basis of the studies cited that "[t]here is substantial scientific evidence to claim that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances" is misleading in the extreme. The statement is set forth as a matter of established fact, but it is clearly only the Proponents' opinion. The Proposal is false in overstating the conclusions of the studies that it cites as to the effects of parabens and misleading in its conclusion that parabens cause increased risk of cancer in humans. Readers of this proposal--the Company's

copy

CHADBOURNE
& PARKE LLP

shareholders--may believe that using the Company's products puts consumers at scientifically proven risk of cancer. As the preceding discussion demonstrates, no such proof exists.

I believe that the Proposal is so replete with materially misleading claims that it may not be edited to reduce them, and we are renewing our December 30, 2003 request that the Staff confirm we may exclude the Proposal in its entirety.

Very truly yours,

Edward P. Smith

Enclosures

cc: Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Barbara A. Brenner
Breast Cancer Action
55 New Montgomery Street, Suite 323
San Francisco, CA 94105



The Way You Invest Matters℠

January 16, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Dear Ladies and Gentlemen:

I am writing in reference to Avon Products' letters of December 30, 2002 and January 2, 2003 requesting no-action relief if the Company omits the above-referenced proposal from its proxy materials. Attached, please find our suggested revisions to the proposal, which we believe fully address Avon's concerns within the 500 word limit set by the proxy rules.

As stated in our cover letter, we disagree with Avon's contention that our proposal was misleading in any way. Our suggested revisions are offered to help clarify some of the scientific issues raised by the proposal, and to provide thorough citations.

Sincerely,

Adam Kanzer
General Counsel

Encl.

Cc:
Edward P. Smith, Esq., Chadbourne & Parke LLP
Barbara Brenner, Breast Cancer Action

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757



Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

January 16, 2003

Edward P. Smith, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Dear Mr. Smith:

I am writing in response to your letters to the Securities and Exchange Commission dated December 30, 2002 and January 2.

We do not agree that our proposal, as filed, is materially misleading in any way. We do, however, acknowledge that the resolution, which attempts to translate a scientific argument into plain English, could have been clearer in some respects, and we are more than willing to work with you to come up with mutually acceptable language. Attached, please find a marked and unmarked, revised version of our shareholder proposal.

To summarize the reasoning behind the proposal, there is substantial scientific evidence that estrogen may cause cancer in human beings. This has been demonstrated through numerous studies with mammals and other animals. Because parabens have been shown to mimic estrogen, they may also be carcinogenic.

You state in your letter to the SEC that our proposal does not state whether parabens cause the same undesirable effects as estrogen and external estrogens. Our resolution does not state that parabens have been proven to cause the same effects as the general class of chemicals that mimic estrogen. Rather, the resolution presents solid evidence that parabens have been identified as estrogenic, and that estrogenics may be carcinogenic. We are suggesting that Avon consider removing these substances that may present hazards to their customers now, rather than waiting for final proof that parabens are carcinogenic. As investors, we are concerned that the presence of these chemicals in Avon products present very real risks to the company.

In addition to adding thorough citations for all claims made in the proposal, we have also made the following additional changes:

Paragraph 3: This paragraph, contrary to your assertions, is directly related to the subject matter of the proposal, and to Avon's products. The purpose of this paragraph is to demonstrate that estrogen has been shown to be carcinogenic, and that estrogenic substances have been shown to

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757

cause reproductive and developmental effects in wildlife and other animals. Upon review, I believe the use of the word "estradiol" has caused some confusion. Estradiol is the primary form of estrogen found in the human body. We have replaced the phrase "synthetic chemicals in the environment that mimic the actions of the female sex hormone estradiol" with the words "estrogenic substances." In addition, we modified "wildlife" to include "wildlife and other animals." We also added some language to clarify the National Toxicology Program report.

A fourth paragraph was added to explain the rationale of the resolution more clearly.

Supporting Statement: Although we do not agree that the second paragraph of the supporting statement is materially misleading in the context of the resolution, we have modified it slightly to indicate that there is no conclusive proof that these substances may be carcinogenic, and that it is our opinion that they should be removed from Avon's products.

In your January 2 letter to the SEC, you cite our letter to Avon dated December 26, suggesting, without citing any SEC rule, that there is something suspect in the fact that we are part of a group of concerned Avon shareholders that have brought a range of concerns to the company. We do in fact have more concerns about Avon than are presented in this proposal, and we have brought these issues to the company's attention on several occasions. These broader concerns, which relate to the company's response to the breast cancer epidemic, are directly related to the topic of the proposal. Our letter was sent in order to give Avon another chance to sit down and discuss our concerns, in order to avoid the need to proceed to the annual meeting with this proposal.

I look forward to speaking with you about these proposed changes and hope that we will be able to reach an amicable agreement shortly.

Sincerely,

Adam Kanzer
General Counsel

Encl.

Cc:
Barbara Brenner, Breast Cancer Action
Securities and Exchange Commission



Phaseout Parabens in Avon Products

WHEREAS:

According to Avon Products' website, 82 products, including Auto Focus Light Adjusting Foundation, Beyond Color Illuminating Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, Perfect Wear Total Coverage Concealer, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are preservatives that have been identified as estrogenic and disruptive of normal hormone functions.[1] Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen. Estrogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer.

According to a report by the National Research Council, some estrogenic substances are associated with adverse reproductive and developmental effects in wildlife and other animals.[2] The US National Toxicology Program lists steroidal estrogens as "known human carcinogens."[3] Although parabens are not "steroidal estrogens," studies have shown that they can mimic steroidal estrogens in animal studies, including in mammals (see, e.g., Pedersen et al. (2000) and Routledge et al. (1998), cited above).

There is substantial scientific evidence to suggest that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances.

BE IT RESOLVED

The shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health." Our company has done more in the breast cancer fight than any other company.

---

1 Pedersen, K.L. et al., "The preservatives ethyl-, propyl-and butylparaben are oestrogenic in an in vivo fish assay," Pharmacology & Toxicology (Vol. 86(3), pp 110-13, March 2000); Routledge, E.J., et al., "Some alkyl hydroxy benzoate preservatives (parabens) are estrogenic", Toxicology and Applied Pharmacology (Vol. 153(1), pp. 12-19 (Nov. 1998) and Kant, K.S. et al., "Decreased sperm number and motile activity on the F1 offspring maternally exposed to butyl p-hydroxybenzoic acid (butyl paraben)", Journal of Veterinary Medical Science (Vol. 64(3), pp. 227-35 (March 2002).

2 National Research Council, "Hormonally Active Agents in the Environment" (Washington DC, National Academy Press (1999).
3 US Department of Health and Human Services, National Toxicology Program, "10th Report on Carcinogens", pp. 116-19 (2002).



Chemicals that may pose higher-than-average risk to human health, and particularly those that may increase the risk of breast cancer, could undermine our company's good efforts to support women's health, especially in the breast cancer arena. We believe that they do not belong in our products.



Phaseout Parabens in Avon Products

WHEREAS:

According to Avon Products' website, 82 products, including Auto Focus Light Adjusting Foundation, Beyond Color Illuminating Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, Perfect Wear Total Coverage Concealer, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are preservatives that have been identified as estrogenic ~~estrogenic with preliminary evidence indicating that they can disrupt~~and disruptive of normal hormone functions.[1] Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen. Estrogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer.

According to a report by the National Research Council, some estrogenic substances~~synthetic chemicals in the environment that mimic the actions of the female sex hormone estradiol~~ are associated with adverse reproductive and developmental effects in~~wildlife. Estradiol, which is a form of estrogen, has been identified in the 9th Report on Carcinogens published by the~~ wildlife and other animals.[2] The US National Toxicology Program ~~as~~lists steroidal estrogens as "known human carcinogens."[3] Although parabens are not "steroidal estrogens," studies have shown that they can mimic steroidal estrogens in animal studies, including in mammals (see, e.g., Pedersen et al. (2000) and Routledge et al. (1998), cited above). ~~has also stated that animals." Since breast cancer in humans is known to be hormonally mediated, endocrine disrupting chemicals that mimic the behavior of estrogen have the potential to affect breast cancer development.~~

There is substantial scientific evidence to suggest that increased exposure to substances that behave like estrogen in the body may elevate an individual's risk of developing cancer. Parabens are among these substances.

BE IT RESOLVED

The shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the

---

1 Pedersen, K.L. et al., "The preservatives ethyl-, propyl-and butylparaben are oestrogenic in an in vivo fish assay," Pharmacology & Toxicology (Vol. 86(3), pp 110-13, March 2000); Routledge, E.J., et al., "Some alkyl hydroxy benzoate preservatives (parabens) are estrogenic", Toxicology and Applied Pharmacology (Vol. 1~~1~~53(1), pp. 12-19~~53: 12-19.~~ (Nov. 1998) and Kant, K.S. et al., "Decreased sperm number and motile activity on the F1 offspring maternally exposed to butyl p-hydroxybenzoic acid (butyl paraben)", Journal of Veterinary Medical Science (Vol. 64(3), pp. 227-35 (March 2002).

2 National Research Council, "Hormonally Active Agents in the Environment" (Washington DC, National Academy Press (1999).

3 US Department of Health and Human Services, National Toxicology Program, "10th Report on Carcinogens", pp. 116-19 (2002).



feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health." Our company has done more in the breast cancer fight than any other company.

Chemicals that may pose higher-than-average risk to human health, and particularly those that may increase the risk of breast cancer, could undermine our company's good efforts to support women's health, especially in the breast cancer arena. We believe that ~~T~~they do not belong in our products.

copy

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

Rule 14a-8(i)(3)
Rule 14a-8(j)
Rule 14a-9

December 30, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Domini Social Investments and Breast Cancer Action

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, we hereby give notice on behalf of Avon Products, Inc. (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted jointly by Domini Social Investments ("Domini") and Breast Cancer Action ("BCA") (together, the "Proponents"). The Proposal was submitted by fax on November 22, 2002 under cover of letters from each of Domini and BCA. Six copies of this letter and the Proposal are enclosed pursuant to Rule 14a-8(j). In addition, a copy of the Domini letter containing the Proposal is attached hereto as Exhibit A and a copy of the BCA letter containing the Proposal is attached hereto as Exhibit B.

We request on behalf of the Company the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rule 14a- 8(i)(3).

I. The Proposal

The Proposal resolves that "[t]he shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products."

II. Grounds for Exclusion-Rule 14a-8(i)(3)

The Proposal is materially misleading in violation of Rule 14a-9, and thus may be omitted under Rule 14a-8(i)(3). It was noted in Staff Legal Bulletin No. 14 that when a proposal will require detailed and extensive editing in order to bring it into compliance with proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal as materially false or misleading. As discussed below, removing the false and misleading statements from the Proposal would require such detailed editing that the Proposal may be excluded in its entirety. In the alternative, if the Staff is unable to concur that the entire Proposal may be excluded, the Company respectfully requests that the Staff recommend exclusion or revision of the statements discussed below.

The second paragraph of the recitals begins with the bold, totally unsupported claims that parabens "have been identified as estrogenic with preliminary evidence indicating that they can disrupt normal hormone functions." No evidence is offered to support these claims, which are misleadingly presented as fact. The recitals do not cite to a source. A shareholder could not evaluate or respond to this claim about parabens. Because of the obvious misleading effects of unsupported assertions, the Staff has been very consistent in requiring accurate citations to sources of claims. *See* DT Industries, Inc. (August 10, 2001) (required "citation to a specific study and publication date"); Electronic Data Systems (March 24, 2000) (required "date and source" for asserted numeric claim). Not only is there no citation, but no indication is given as to the authoritativeness or scientific weight given to the sources of these assertions. The remainder of the paragraph is equally misleading. Even assuming that the second sentence is true, without proof that the first sentence is accurate the second sentence is wholly irrelevant and therefore materially misleading. *See* Boise-Cascade Corporation, (January 23, 2001) (a paragraph discussing a shareholder vote on declassifying the board must be deleted as materially misleading even if true because it was irrelevant in the context of a proposal to require different people to be CEO and Chairman of the Board.) The third sentence, like the first, presents wholly undocumented assertions as fact. The sentence twice says "has been shown" without citation, and thus is completely and materially misleading as discussed above. This third sentence is also materially misleading as it asserts that estrogen and external estrogens have certain undesirable effects without stating whether or not parabens, as allegedly a particular type of estrogenic substance, cause such effects.

The entire third paragraph is wholly irrelevant to the proposal. The word "parabens" does not appear in the paragraph even once; instead it speaks of "estradiol" and "some synthetic chemicals." The Proponents do not link the harms discussed in the paragraph to parabens.

The recital refers vaguely to "some synthetic chemicals" (not parabens and not even estrogenic substances) that mimic estradiol being "associated with" (noticeably, not "causing") adverse effects in "wildlife" (not humans or even laboratory animals in controlled conditions). Similarly, these "synthetic chemicals" are apparently found in "the environment". Even accepting for a moment the truth of this assertion, it does not appear to have anything to do with the Company's products. The second sentence of this third recital is inflammatory as it suggests that the Company's products cause cancer although the Proponents do not link parabens to estradiol by fact or logic, instead preferring to form that link through innuendo and vague suggestions. The last sentence of this third recital is similarly vague and disconnected from parabens, the purported subject of the Proposal. The sentence is not even linked to the immediately preceding two sentences on estradiol. In this recital generally, the Proponents have strung together a series of unsupported vague allegations about various substances (never mentioning parabens), which are couched in terms of scientific knowledge presumably designed to mislead the Company's shareholders into thinking that these assertions are established facts that are well-accepted by the scientific community. These assertions may be devoid of any legitimate scientific support, however, as none is cited in the Proposal. Because the paragraph contains alarming information that the Proponents have failed to link to parabens, it is materially misleading. The Staff has required much less inflammatory language to be struck as materially misleading. *See* Raytheon Company (February 26, 2001) (striking "The poison pill is an anti-takeover device, which can injure shareholders by reducing management accountability and adversely affecting shareholder value.").

The third recital is further deficient in that it continues the pattern of insufficient documentation for its assertions. For example, it refers to "a report by the National Research Council" without providing sufficient detail to allow a shareholder (or the Company) to identify the report. Both the report's title and its date of publication are missing, as well as any specific citation to the specific claim being asserted. Similarly, the cite to a National Toxicology Program report is incomplete. See Northrup Grumman Systems Corp. (March 22, 2002) (reference to "Business Week" is insufficient; required to cite edition); Lockheed Martin (February 5, 2001) (reference to "Wall Street Journal" insufficient; required to cite edition).

Finally, the second paragraph of the supporting statement is materially misleading. That section asserts that "chemicals that may pose higher-than-average risk to human health" are "in our products". As discussed above, the Proponents have provided no justification for such a claim. In addition, the sentence does not mention parabens which is the subject of the Proposal. Moreover, the entire paragraph is opinion presented as fact. *See* General Motors Corp. (March 27, 2001); Burlington Northern Santa Fe Corp. (February 14, 2000).

III. Future Compliance with Rule 14a-8(d)

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by the Company if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

copy

CHADBOURNE
& PARKE LLP

IV. Conclusion

Because the Proposal is replete with unsupported assertions and irrelevant information we believe that the entire Proposal is false and misleading under Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3). We respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials under Rule 14a-8(i)(3). We are notifying the Proponents of the Company's intention to omit the Proposal from its Proxy Materials by transmitting a copy of this letter to Domini and BCA.

Please contact the undersigned at (212) 408-5371 if you have any questions or comments. Thank you for your attention to this request.

Very truly yours,

Edward P. Smith

Edward P. Smith

Enclosures

cc: Adam Kanzer
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915 (w/encls.)

Barbara A. Brenner
Breast Cancer Action
55 New Montgomery Street, Suite 323
San Francisco, CA 94105 (w/encls.)

EXHIBIT A

PROPONENT'S LETTER AND PROPOSAL


Domini
SOCIAL INVESTMENTS

The Way You Invest Matters℠

FAX MESSAGE

To: Gilbert Klemann II
Company: Avon Products, Inc.
Fax: 212-282-6225.

Phone: 212-282-5000
Re: Shareholder Proposal

From: Adam Kanzer
Date: Nov. 22, 2002
Pages: 3 (Including Cover)

Cc:

Comments:

536 Broadway, 7th Floor, New York, NY 10012-3915, Tel: 212-217-1100, Fax: 212-217-1026

Domini

SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

November 22, 2002

Mr. Gilbert Klemann II
Sr. Vice President, General Counsel and Corporate Secretary
Avon Products
1345 Avenue of the Americas
New York, NY 10105

Dear Mr. Klemann:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund. Our funds' portfolio holds more than 60,000 shares of common stock in Avon Products, Inc.

We are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Our proposal asks our company to produce a report to shareholders evaluating the feasibility of removing parabens from Avon products. We have held more than $2,000 worth of Avon stock for the past year and it is our intention to maintain ownership of the requisite amount of shares through the date of the annual meeting. Proof of ownership by our custodian is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required. We are filing this resolution along with other concerned investors. Please consider Domini Social Investments as the primary filer of this resolution.

We strongly believe that this proposal is in the best interests of our company, its shareholders and all of its stakeholders, and encourage Avon to consider a dialogue with us on this issue. You may reach me directly at akanzer@domini.com, or by phone at (212) 217-1027.

I look forward to hearing from you.

Sincerely,

Adam Kanzer
General Counsel

Encl.

cc:
Andrea Jung, CEO, Avon Products, Inc.
Shelley Alpern, Assistant Vice President, Trillium Asset Management
Tim Smith, Senior Vice President, Walden Asset Management
Barbara A. Brenner, Executive Director, Breast Cancer Action

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



Phaseout Parabens in Avon Products

WHEREAS:

According to Avon Products' website, 82 products, including Auto Focus Light Adjusting Foundation, Beyond Color Illuminating Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, Perfect Wear Total Coverage Concealer, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are preservatives that have been identified as estrogenic with preliminary evidence indicating that they can disrupt normal hormone functions. Estrogenic substances are chemicals foreign to the body that mimic the function of the naturally occurring hormone, estrogen. Estrogen has been shown to control the growth of breast cells, and exposure to external estrogens has been shown to increase the risk of breast cancer.

According to a report by the National Research Council, some synthetic chemicals in the environment that mimic the actions of the female sex hormone estradiol are associated with adverse reproductive and developmental effects in wildlife. Estradiol, which is a form of estrogen, has been identified in the 9th Report on Carcinogens published by the National Toxicology Program as "reasonably anticipated to be a human carcinogen, based on sufficient evidence of carcinogenicity in experimental animals." Since breast cancer in humans is known to be hormonally-mediated, endocrine disrupting chemicals that mimic the behavior of estrogen have the potential to affect breast cancer development.

BE IT RESOLVED

The shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by October 2003 evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health." Our company has done more in the breast cancer fight than any other company.

Chemicals that may pose higher-than-average risk to human health, and particularly those that increase the risk of breast cancer, undermine our company's good efforts to support women's health, especially in the breast cancer arena. They do not belong in our products.

EXHIBIT B

PROPONENT'S LETTER AND PROPOSAL

Breast C ıncer Action
55 New I lontgomery Street, Suite 323
San Frar cisco, CA 94105
Phone: ‹ 15-243-9301
Fax: 416 ·243-3996

FAX COV ER SHEET

TO: Gilbert Klemann II

FA K NUMBER: 212-282-6225

FROM: Barbara Brenner

DATE: 11/22/02

NUMBE I OF PAGES: 3
(Includi g cover)

Please (all 415-243-9301 if any problems with this fax.

COMME NTS:

See attached.


BREAST
CANCER
ACTION

Via Facsimile: 212-282-6225

November 22, 2002

Mr. Gilbert Klemann II
Sr. Vice President, General Counsel and Corporate Secretary
Avon Products
1345 Avenue of the Americas
New York, NY 10105

Dear Mr. Klemann:

As the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 1 share of Avon Products common stock Breast Cancer Action is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. This resolution is identical to one being submitted by DOMINI SOCIAL INVESTMENT, which will serve as our primary contact in this matter. The proposal asks our Company to produce a report to shareholders evaluating the feasibility of removing parabens from Avon Products.

In accordance with Rule 14a-8, Breast Cancer Action has held this share for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Adam Kanzer, General Counsel, Domini Social Investments, 536 Broadway, 7th Floor, New York, NY 10012.

We believe that this proposal is in the best interest of Avon Products and its shareholders.

Sincerely,

Barbara A. Brenner

Barbara A. Brenner
Executive Director

cc: Adam Kanzer

55 New Montgomery, Suite 323 San Francisco, California 9410
Tel: 415.243.9301 Fax: 415.243.3996 Toll free: 1.877.2STOPBC Website: www.bcaction.org

Phaseout Parabens in Avon Products

WHEREAS:

According to Avo Products' website, 82 products, including Auto Focus Light Adjusting Fo ndation, Beyond Color Illuminatin Radiance Vitamin C Foundation, Beyond Color Vertical Lift Foundation, 'erfect Wear Total Coverage Concea r, Clear Finish Great Complexion Pressed Powder contain parabens.

Parabens are pres rvatives that have been identified as estrogenic with preliminary evidence i dicating that they can disrupt norma hormone functions. Estrogenic substances are chemicals foreign to the bo y that mimic the function of the na urally occurring hormone, estrogen. Estrogen has been shown to control th growth of breast cells, and exposu to external estrogens has been shown to increase the risk of breast cancer.

According to a re ort by the National Research Council, some synthetic chemicals in the env onment that mimic the actions of the female sex hormone estradiol are associated with adverse reproducti e and developmental ef cts in wildlife. Estradiol, which is a form of estrogen, has been identified i the 9th Report on Carcinogens publ shed by the National Toxicology Program as "reasonably anticipated to be human carcinogen, based on sufficient evidence of carcinogenicity in experimental animals." Since l east cancer in humans is known to be hormonally-mediated, endocrine disrupting chemicals that mimic the ehavior of estrogen have the potential to affect breast cancer development.

BE IT RESOLVED

The shareholders equest that the Board of Directors prepare a report (at reasonable cost and mitting proprietary infor ation), available to shareholders by October 2003 evaluating the feasibility of removing, or substituting with afer alternatives, all parabens used in Avon products.

SUPPORTING STATEMENT

Our company des erves high praise for its commitment to women's health. Avon has raised a proximately $190 million for wome 's health programs in 30 countries through a variety of fundraising progra s. Avon states on its web site, "No ther company has committed as much money to the cause of women's hea h." Our company has done more in the breast cancer fight than any other company.

Chemicals that m y pose higher-than-average risk to human health, and particularly those th t increase the risk of breast cancer, undermine our company's good efforts to support women's health, especial y in the breast cancer arena. Th y do not belong in our products.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avon Products, Inc.
Incoming letter dated December 30, 2002

The revised proposal requests that the board of directors prepare a report evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

We are unable to concur in your view that Avon may omit the entire revised proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for each of the statements in the paragraph that begins "Parabens are preservatives . . ." and ends ". . . to increase the risk of breast cancer" in the form of a citation to a specific source;
- provide factual support for each of the statements in the discussion that begins "There is substantial scientific . . ." and ends ". . . are among these substances" in the form of a citation to a specific source.

Accordingly, unless the proponent provides Avon with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Avon omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Bowes
Attorney-Advisor